SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Translation of registrant’s name into English)

Huerfanos 1234

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item

1.	Translation of press release, dated February 5th, 2005, entitled “Results Release.”

Item 1

RESULTS RELEASE
Banco Bilbao Vizcaya Argentaria, Chile		FOR IMMEDIATE DELIVERY

CONTACTS:

Fernando Olivares M.	Leonel Segovia V.

BBVA	BBVA
(562) 679 2353	(562) 679 2322/ Fax (562) 679 2287
folivaresm@bbva.cl	lsegovia@bbva.cl

(Santiago, Chile, February 5, 2005)—BBVA (NYSE: BB, BCS: BBVACL) reports its results for the third quarter of 2004 ended September 30, 2004. Net income for the quarter reached Ch$8,516 million (an 8.2% increase year on year), one of the best results in the history of the Bank. As of September 30, 2004, the 17.6% increase in total loans was achieved through a harmonic development of each and every one of the business areas that enables us to position ourselves as one of the banks with the fastest growth in market share over the year.

THIRD QUARTER 2004 HIGHLIGHTS

•	As of the third quarter of 2004, net income continues to strengthen, reaching Ch$8.516 million. Such increase surpasses 3Q03 net income by 8.2%. Thus, our accumulated net income for the year rose to Ch$25,172 million, an 8.8% increase over the accumulated net income at 3Q03. This positive evolution stems from the significant growth of our activity level, which more than compensated the adverse effect of the declining market interest rates, and from the increase in commissions. The above was achieved within a framework of controlled expenditures (while expanding our distribution network) and a remarkable management of recoveries that allowed us to reduce our risk expenditures.

•	September results are boosted by the income earned in the securitization of a portfolio of mortgage loans (“mutuos”) and leasing contracts. The resources obtained through this operation were destined mostly to provisions on non operating accounts and to make provisions for future allowance requirements stemming from our loan portfolio. In brief, a successful operation that goes together with a prudent handling of banking business risks.

*	All of the figures and comparisons are expressed in nominal terms and based on consolidated financial statements, not audited financial statements. The figures are expressed in millions of nominal pesos.

Results Statement

On the third quarter of 2004, the Bank achieved a net income of Ch$8.516 million, surpassing by 8.2% the net income generated on the third quarter of 2003. Thus, the bank continues with its expansion trend as the volume of activity increases steadily.

Accordingly, the accumulated net income as of September 2004 reached Ch$25.172 million, an 8.8% increase over the accumulated net income at the same date last year. The reduced generation of interest income was more than compensated by the increase in commissions and the decrease in risk expenditures.

					3Q04	Sep-04
Net Income	3Q03	1Q04	2Q04	3Q04	3Q03	Sep-03	Sep-03	Sep-04
Income before income taxes	9,429	9,937	9,779	10,137	7.5%	9.5%	27,270	29,853
Income taxes	(1,556)	(1,520)	(1,540)	(1,621)	4.1%	13.1%	(4,138)	(4,681)
Net income	7,873	8,417	8,239	8,516	8.2%	8.8%	23,132	25,172

Net interest revenues on 3Q04 show a remarkable increase over the revenues attained on 3Q03 (157.3%) and the net interest revenues accumulated over the first three quarters of 2004 show a 56.5% increase over the revenues accumulated over the first nine months of 2003. In the third quarter of 2004 we reap the benefits of a higher inflation (1.03% on 3Q04 versus –0.1% on 3Q03), together with the positive effect from an increased volume of activity that more than compensates the lower interest rates associated with the new loans that enter our portfolio. In accumulated revenues, though, it is the lesser appreciation of the local currency which mostly explains the increase in net interest revenue.

In foreign exchange transactions, the liability position in forwards is hedged with investments in Central Bank instruments that readjust their value according to the exchange rate. The income thus generated is registered together with other interest income. When we add to such income the results from foreign exchange transactions, the growth in interest income is dampened to a 2.4% year on year, reflecting the impact of reduced interest rates on our income generation. Such impact is compensated by the enhanced activity levels reached by the Bank.

					3Q04	Sep-04
Net Interest Revenue	3Q03	1Q04	2Q04	3Q04	3Q03	Sep-03	Sep-03	Sep-04
Interest revenue	24,775	38,422	60,054	51,576	108.2%	33.5%	112,384	150,052
Interest expense	(16,449)	(12,624)	(30,854)	(30,158)	83.3%	15.9%	(63,556)	(73,635)
Net Interest rev.	8,326	25,798	29,200	21,418	157.3%	56.5%	48,829	76,417
Fx transactions, net	17,273	(3,561)	(1,843)	8,451	-51.1%	-89.4%	28,809	3,047
Interest Revenue + FX transactions	25,599	22,237	27,357	29,869	16.7%	2.4%	77,638	79,463

The expense on provisions and write-offs has registered a substantial improvement over the present year, decreasing 30.1% on the third quarter of 2004 as compared with the same period of 2003. Accumulated expenses also show a marked improvement with a 35.2% decrease year on year. This reduction is mostly explained by the recoveries of loans previously written-off, which this year are netting the expenditure in provision for loan losses, as opposed to last year when they were registered in other income and expenses.

					3Q04	Sep-04
Provision for loan losses	3Q03	1Q04	2Q04	3Q04	3Q03	Sep-03	Sep-03	Sep-04
Provision for loan losses	(8,052)	(5,657)	(4,168)	(5,628)	-30.1%	-35.2%	(23,861)	(15,453)
Credit Risk Expenses	(5,790)	(5,657)	(4,168)	(5,628)	-2.80%	-11.16%	(17,395)	(15,453)
Total loans	2,375,261	2,478,655	2,680,553	2,794,113	17.6%	17.6%	2,375,261	2,794,113
Risk index *	1.43%	1.80%	1.63%	1.61%			1.43%	1.61%
Required allowance on loans based on risk index	33,966	44,616	43,693	44,985	32.4%	32.4%	33,966	44,985
Allowance for loan losses	42,593	44,628	43,637	45,139	6.0%
Allowance for loan losses as % of total loans	1.79%	1.80%	1.63%	1.62%	-9.9%

*	unconsolidated data

On a homogeneous basis, credit risk expenses during the third quarter of 2004 decreased 2.8% as compared with the same quarter of 2003. Also, accumulated credit risk expenses as of September 2004 exhibit a decrease of 11.2% year on year. Such favorable evolution bears fruit to the successful management of risk regarding recoveries. The reduced risk expenses, together with the improving economic environment, cause these expenses to demand a lesser proportion of the operational income as compared to 2003, bringing accumulated risk expenses down from 23.2% of operational income as of September 2003 to 13.9% of operational income as of September 2004.

In an environment of high competition and low interest rates, the development of alternative sources of income has played an important role in the improvement of operating results. Income from services have grown steadily over the year, registering a 22.7% increase on 3Q04 as compared to 3Q03, and accumulating over the year an amount 17% higher than the income from services accumulated over 2003. It is noteworthy to mention that income stemming from the new INP contract has played an important role in this increased income from services. The marked growth of the Bank’s business has also brought in an increase in the recurring income from clients, which attained a 16.2% growth when comparing accumulated income as of September 2004 with the accumulated income as of September 2003.

					3Q04	Sep-04
Income from services, net	3Q03	1Q04	2Q04	3Q04	3Q03	Sep-03	Sep-03	Sep-04
Income from services	8,237	10,306	9,187	10,163	23.4%	18.0%	25,129	29,655
Services expenses	(972)	(1,361)	(1,217)	(1,247)	28.3%	25.7%	(3,043)	(3,826)
Income from services, net	7,265	8,945	7,969	8,916	22.7%	17.0%	22,086	25,830

Other operating income stemming from the investment portfolio and foreign exchange operations contracted 41.9% on the third quarter of 2004, as compared with the same quarter of 2003, and contracted 72.8% when comparing accumulated income as of September 2004 with the accumulated income as of September 2003. As we mentioned before, the open position in forwards is hedged with Central Bank instruments. The position reprices according to the fluctuations of the exchange rate and acknowledges the income from the instruments as interest income but the income from the differences is registered as foreign exchange transactions. This latter income has decreased on 3Q04 to nearly one half of the income generated on 3Q03.

Accumulated net results from price differences in the investments portfolio grow 84.5% as of September 2004 when compared to the accumulated results as of September 2003. Such growth is the consequence of the increased results generated on the first quarter of 2004 with the contraction of the market interest rates and of the results generated on the third quarter of 2004 by the securitization of part of the portfolio of self-financed mortgage bonds (“mutuos”) and of leasing contracts. The securitization was carried out at a moment when long term interest rates were starting an upwards trend.

In September 2004 the Bank handed a UF 1.1 million portfolio of self-financed mortgage bonds (“mutuos”) and leasing contracts to Securitizadora Interamericana, who issued a bond that was successfully placed in the local market. The operation generated a net benefit of over Ch$3,400 million, that was mainly used to constitute provisions on non operating expenses.

					3Q04	Sep-04
Other operating income, net	3Q03	1Q04	2Q04	3Q04	3Q03	Sep-03	Sep-03	Sep-04
Gains on financial instruments	1,366	4,355	1,945	3,482	154.9%	20.8%	8,097	9,782
Losses on financial instruments	(1,014)	(1,123)	(1,366)	(1,692)	66.9%	-17.4%	(5,062)	(4,182)
Foreign exchange transactions, net	17,273	(3,561)	(1,843)	8,451	-51.1%	-89.4%	28,809	3,047
Total other operating income, net	17,626	(329)	(1,265)	10,241	-41.9%	-72.8%	31,844	8,647

The development of our strategic plan has required an increase in the operating expenses, which is in accordance with the greater coverage achieved by the Bank. Thus, on the third quarter of 2004, total operating expenses increase 11.7% as compared with the third quarter of 2003, and the accumulated expenses as of the end of 3Q04 are 8.7% higher than at the end of 3Q03. The increased expenses have not had a negative effect on our efficiency ratio, which remains stable changing from 55.59% at 3Q03 to 55.99% at 3Q04, in a context of reduced operational results due to lower market interest rates and the rise of long term rates for investment portfolios.

The productivity gain attained by the Bank has caused the operating expenses to decrease as a percentage of average total assets. When comparing accumulated expenses as of the end of the third quarter 2004 with the accumulated expenses as of the same date in 2003, the ratio decreases from 2.30% to a 2.15%.

					3Q04	Sep-04
Operating expenses	3Q03	1Q04	2Q04	3Q04	3Q03	Sep-03	Sep-03	Sep-04
Personnel salaries and expenses	(7,997)	(8,688)	(8,833)	(8,910)	11.4%	10.2%	(23,977)	(26,431)
Administrative and other expenses	(7,972)	(8,288)	(8,154)	(8,198)	2.8%	5.3%	(23,396)	(24,639)
Depreciation and amortization	(3,334)	(3,222)	(3,347)	(4,448)	33.4%	13.0%	(9,748)	(11,018)
Total operating expenses	(19,303)	(20,198)	(20,334)	(21,557)	11.7%	8.7%	(57,121)	(62,089)

Other income and expenses in 2004 register a larger amount of write offs of assets received in lieu of payment, which are compensated with the increased income generated by the sale of those assets. Nevertheless, over the third quarter of 2004 we have made provisions for lesser expenses which were not covered, thus increasing our non operating expenses. In figures, the accumulated total other income and expenses as of September 2004 is a loss of Ch$431 million, as compared to an income of Ch$1,026 million earned as of September 2003.

					3Q04	Sep-04
Other income and expenses	3Q03	1Q04	2Q04	3Q04	3Q03	Sep-03	Sep-03	Sep-04
Recovery of loans previously charged off	2,262	0	(0)	0	-100.0%	-100.0%	6,466	0
Non operating income	4,114	2,824	7,430	7,912	92.3%	161.3%	6,952	18,166
Non-operating expenses	(2,691)	(2,326)	(6,997)	(9,393)	249.1%	210.8%	(6,022)	(18,716)
Participation in earnings of equity inv.	46	34	31	54	19.1%	22.8%	97	119
Total other income and expenses	3,731	532	463	(1,426)			7,493	(431)

Total other income and expenses homogeneous.	1,469	531	464	(1,426)			1,026	(431)

Activity levels

At the closing of the third quarter 2004, the bank’s total loans reached Ch$2.794.113 millions, a 17.6% increase year on year and a 4.2% increase as compared with the previous quarter. Such growth is noticeably higher than the growth exhibited by the industry which registers only a 10% increase year on year, mostly explained by consumer loans.

By type of loan, the Bank’s most dynamic loans are mortgage loans and foreign trade loans, with year on year growths that reached 48.3% and 37.8%

respectively. The leadership attained by the Bank on mortgage loans is clear, with 2004 sales of UF 15.8 million in those loans as of September (a growth of 13% year on year). As mentioned before, the Bank carried out a securitization in September 2004 and the loans involved (Ch$11.100 million) are not counted in the above figure. If we include them, the growth in mortgage loans as of September 2004, year on year, would rise to 52.3%

Commercial loans also register a favorable evolution, growing 11.6% year on year. This growth highlights the positive results from the application of the “Nueva Etapa” (New Stage) strategic plan launched on April 2002, which focused on growing through a harmonic development of each and everyone of our “core” business segments. As in previous periods, the bank has positioned itself once more, at the end of the third quarter of 2004, in the group of banks with the largest loan market share increase over the year, in a highly competitive environment.

					3Q04
Interest earning assets	3Q03	1Q04	2Q04	3Q04	3Q03
Financial Investments
Government securities	211,886	149,307	144,382	119,755	-43.5%
Instruments purchased under repos	26,581	13,356	35,601	62,267	134.3%
Instruments collateral under repos	158,100	243,951	175,683	177,566	12.3%
Other financial investments	126,998	192,226	183,244	189,816	49.5%
Total financial investments	523,566	598,841	538,909	549,405	4.9%
Loans, net
Commercial loans	956,203	1,033,244	1,048,012	1,067,386	11.6%
Consumer loans	233,475	248,985	250,671	250,946	7.5%
Mortgage loans (mortgage finance bonds)	261,635	261,186	259,341	246,352	-5.8%
Other mortgage loans	278,299	330,350	370,314	412,773	48.3%
Foreign trade loans	229,782	212,452	307,796	316,527	37.8%
Interbank loans	10,003	0	0	0	-100.0%
Lease contracts	96,866	109,383	111,969	117,649	21.5%
Other outstanding loans	194,890	164,765	172,740	179,761	-7.8%
Past due loans	48,067	45,751	47,381	48,287	0.5%
Contingent loans	66,041	72,539	112,329	154,432	133.8%
Total loans	2,375,261	2,478,655	2,680,553	2,794,113	17.6%
Allowance for loan losses	(42,593)	(44,628)	(43,637)	(45,139)	6.0%
Total loans, net	2,332,668	2,434,026	2,636,916	2,748,974	17.8%

At the same time, the bank’s accelerated loan growth has been accompanied by an improved portfolio quality. Bearing testimony to this are the reduced expansion of past due loans (only 0.5%) and the steady decline of the bank’s risk index over the year 2004, as can be observed in the attached graph.

The decline in risk is achieved due to the concurrence of clients with a lower risk profile (both in personal banking and in business banking), by the enforcement of a stricter policy of client evaluation and by a closer following of granted loans over the entire life of the operations. The reduced expansion of past due loans relative to the strong expansion of loans has allowed us to decrease our past due loan ratio from 2.02% at September 2003 to 1.73% at September 2004.

4. Liquidity and funding

Funding from clients as of September 2004 shows a positive trend in demand deposits, which grow 29.8% year on year surpassing the growth registered by time deposits. This predominance of no-cost demand deposits increases the proportion of non-interest earning liabilities and therefore reduces funding cost for the Bank.

The growth in non-interest earning liabilities comes from a 14.6% increase in current accounts and a 41.8% increase in banker’s drafts and other demand deposits. Both can be explained by an increase in the number of checking accounts and in “cuentas en línea” (electronic accounts) which stems from the signature of payroll handling agreements and other similar agreements, in which the bank has kept an active role.

					3Q04
Liquidity and funding	3Q03	1Q04	2Q04	3Q04	3Q03
Deposits
Non interest bearing
Current accounts	203,513	245,906	220,266	233,192	14.6%
Bankers drafts & other demand dep.	256,250	295,035	343,532	363,437	41.8%
Total non-interest bearing	459,763	540,941	563,798	596,629	29.8%
Interest bearing
Savings accounts and time deposits	1,699,440	1,810,720	1,974,526	2,072,762	22.0%
Total Deposits	2,159,203	2,351,661	2,538,324	2,669,391	23.6%
Borrowings
Central Bank borrowings	7,048	6,066	49,770	5,205	-26.1%
Securities sold under repos	175,812	234,203	164,392	166,330	-5.4%
Mortgage finance bonds	267,105	256,644	251,133	244,716	-8.4%
Other borrowings
Subordinated bonds	26,176	22,173	45,203	45,527	73.9%
Other bonds	37,458	34,533	31,726	32,808	-12.4%
Borrowings from domestic fin. instit.	34,585	43,614	28,346	68,347	97.6%
Foreign borrowings	183,257	182,899	235,595	189,284	3.3%
Other obligations	30,389	29,918	43,132	46,231	52.1%
Total borrowings	761,831	810,051	849,297	798,449	4.8%
Other liabilities	160,555	157,377	203,109	222,766	38.7%

Time deposits increased 22.0% year on year, and their composition shows a higher proportion of long term deposits, most of them in Chilean pesos; an evolution intended to protect the Bank from an eventual rise in the reference interest rate. In this respect it is noteworthy to mention that the Central Bank has already increased the reference interest rate in two occasions during the last quarter of 2004, rising the rate by 50 bp in total.

The growth of the funds managed by the General Fund Administrator is also worth highlighting. As compared to the third quarter of 2003, those funds show a 44.9% increase (+Ch$119.952 million) with positive contributions from the Personal Banking, Business Banking and Corporate Banking areas. The developments in this business, which added a series of new funds during 2004, is consistent with the overall strategy of the bank and allows us to offer highly sophisticated financial products tailored to the specific needs of each type of client.

RELEVANT FINANCIAL INFORMATION

Consolidated Statement of Income (Unaudited)

Consolidated Statement of Income (Unaudited)	3Q03	1Q04	2Q04	3Q04	3Q04	Sep-04	Sep-03	Sep-04
					3Q03	Sep-03
Net Interest revenue	8,326	25,798	29,200	21,418	157.3%	56.5%	48,829	76,417
Provision for loan losses	(8,052)	(5,657)	(4,168)	(5,628)	-30.1%	-35.2%	(23,861)	(15,453)
Income from services, net	7,265	8,945	7,969	8,916	22.7%	17.0%	22,086	25,830
Other operating income, net	17,626	(329)	(1,265)	10,241	-41.9%	-72.8%	31,844	8,647
Other income and expenses	3,731	532	463	(1,426)			7,493	(431)
Operating expenses	(19,303)	(20,198)	(20,334)	(21,557)	11.7%	8.7%	(57,121)	(62,089)
Loss from price level restatement	(158)	862	(2,085)	(1,791)	1032.0%	52.3%	(1,979)	(3,014)
Minority interest in consolidated subsidiaries	(6)	(16)	(3)	(36)	511.5%	164.3%	(21)	(54)
Income before income taxes	9,429	9,937	9,779	10,137	7.5%	9.5%	27,270	29,853
Income taxes	(1,556)	(1,520)	(1,540)	(1,621)	4.1%	13.1%	(4,681)
Net income	7,873	8,417	8,239	8,516	8.2%	8.8%	23,132	25,172

Balance Summary

Assets	3Q03	1Q04	2Q04	3Q04	3Q04
					3Q03
Cash and Due from Banks	275,929	324,657	402,093	438,980	59.1%
Financial Investments	523,566	598,841	538,909	549,405	4.9%
Loans, net	2,332,668	2,434,026	2,636,916	2,748,974	17.8%
Other assets	210,810	219,690	283,745	235,592	11.8%
Total assets	3,342,972	3,577,214	3,861,664	3,972,951	18.8%

Liabilities and Shareholders’ Equity	3Q03	1Q04	2Q04	3Q04	3Q04
					3Q03
Deposits	2,159,203	2,351,661	2,538,324	2,669,391	23.6%
Borrowings	761,831	810,051	849,297	798,449	4.8%
Other liabilities	160,555	157,377	203,109	222,766	38.7%
Minority interest in consolidated subsidiaries	148	0	157	194	31.7%
Shareholders’ equity	261,236	257,952	270,778	282,150	8.0%
Total liabilities and shareholders’ equity	3,342,972	3,577,041	3,861,663	3,972,951	18.8%

Selected ratios	3Q03	1Q04	2Q04	3Q04	Sep-03	Sep-04
Profitability ratios
ROE	13.23%	13.49%	12.97%	13.26%	12.95%	13.06%
ROA	0.94%	0.94%	0.85%	0.86%	0.92%	0.84%
ROAE	12.34%	12.72%	12.27%	12.31%	12.00%	12.43%
ROAA	0.94%	0.98%	0.90%	0.77%	0.93%	0.87%
Oper. revenue/Avg. earning assets	4.54%	4.55%	4.49%	4.00%	4.75%	4.31%
Net interest margin	1.14%	3.41%	3.65%	2.11%	2.26%	2.97%
Earnings per share
Shares outstanding (millions)	361.22	361.22	361.22	361.22	361.22	361.22
Net income per share (Ch$)	21.79	23.30	22.81	23.58	64.04	69.68
Net income per ADS (Ch$)	217.94	233.01	228.08	235.76	640.39	696.85
Net income per ADS (US$)	0.33	0.37	0.36	0.38	0.96	1.13
Average shares outstanding (millions)	361.22	361.22	361.22	361.22	361.22	361.22
Net income per share (Ch$) *	21.79	23.30	22.81	23.58	64.04	69.68
Net income per ADS (Ch$) *	217.94	233.01	228.08	235.76	640.39	696.85
Net income per ADS (US$) *	0.33	0.37	0.36	0.38	0.96	1.13
Efficiency ratios
Oper. expenses/oper. revenue	58.11%	58.69%	56.63%	53.13%	55.59%	55.99%
Oper. expenses/avg total assets	2.31%	2.35%	2.22%	1.94%	2.30%	2.15%
Credit quality ratios
Past due loans/Total loans	2.02%	1.85%	1.77%	1.73%	2.02%	1.73%
Allowances/Total loans	1.79%	1.80%	1.63%	1.62%	1.79%	1.62%
Risk index	1.43%	1.80%	1.63%	1.61%	1.43%	1.61%
Reserves/Past due loans	88.61%	97.55%	92.10%	93.48%	88.61%	93.48%
Average balance sheet data
Average interest earning assets	2,929,701	3,022,696	3,196,684	4,062,166	2,885,085	3,427,182
Average total assets	3,343,335	3,442,469	3,667,481	4,435,850	3,307,191	3,848,600
Average shareholders equity	255,286	264,760	268,576	276,772	256,940	270,036
Other data
Inflation rate (IPC Index)	0.27%	0.25%	1.33%	0.66%	1.87%	2.25%
Variation of the UF	-0.08%	-0.59%	1.15%	1.03%	1.21%	1.60%
Exchange rate (Ch$/US$)	665.13	623.21	636.59	615.2	665.13	615.20

*	pro forma

Forward looking statements

This news release may contain words, such as “believe”, “expect”, “estimate”, “intend”, and “anticipate” and similar expressions, that identify forward-looking statements, which reflect the Bank’s views about future events and financial performance. Such words may deem this news release to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Bank believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Bank’s degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, regulation risks, contingent liabilities, as well as other risks referred in the Bank’s filings with the SVS and SEC. The Bank does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF

Date:	February 8, 2005	By:	/s/ Ramón Monell Valls
			Name:	Ramón Monell Valls
			Title:	Chief Executive Officer